
December 5, 2023

Rasmus Holm-Jorgensen
Chief Financial Officer
Acrivon Therapeutics, Inc.
480 Arsenal Way, Suite 100
Watertown, Massachusetts 02472

> **Re: Acrivon Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed December 1, 2023**
> **File No. 333-275854**

Dear Rasmus Holm-Jorgensen:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tamika Sheppard at 202-551-8346 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Archer Rubin